UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Harman International Industries, Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

413086109

(CUSIP Number)

Ralph V. Whitworth	Debra Smith
Relational Investors, LLC	California State Teachers’ Retirement System
12400 High Bluff Drive, Suite 600	100 Waterfront Place, MS 04
San Diego, CA 92130	West Sacramento, CA 95605
(858) 704-3333	(916) 414-7551

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,697,430

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,697,430

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,697,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.86%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,673,090

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,673,090

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,673,090

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.39%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,024,140

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,024,140

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,140

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.46%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,697,430

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,697,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,697,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.86%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,697,430

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,697,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,697,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.86%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) California State Teachers’ Retirement System

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California Government Pension Plan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,174,961

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 748,455(1)

	10.	Shared Dispositive Power 426,506(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,961

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.68%

14.	Type of Reporting Person (See Instructions) EP

(1)	622,900 of these shares are subject to the Co-Investment Arrangement described in Item 6.
(2)	These shares are managed by external managers as further described in Item 5.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (the “Shares”), of Harman International Industries, Incorporated., a Delaware corporation (the “Issuer” or the “Company”).  The Issuer’s principal executive offices are located at 400 Atlantic Street, Suite 1500, Stamford, CT 06901.

Item 2.	Identity and Background

This Statement is being filed by Relational Investors Mid-Cap Fund I, L.P. (“MC I”) and Relational Investors Mid-Cap Fund II, L.P. (“MC II”), collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each is securities investment.

This Statement is also being filed by Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including the Relational LPs, and the manager of certain investment accounts.  The Relational LPs are the beneficial owners of certain securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of the Relational LPs, RILLC has sole investment discretion and voting authority with respect to certain securities covered by this Statement.

This Statement is also being filed by Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over certain securities covered by this Statement.  As such, Messrs. Whitworth and Batchelder may be deemed to have indirect beneficial ownership of such securities, but, each of Mr. Whitworth and Mr. Batchelder disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Relational Entities”).

This Statement is also being filed by California State Teachers’ Retirement System (“CalSTRS”), a California Government Employee Benefit plan. The principal business of CalSTRS is to provide retirement related benefits and services to teachers in public schools and community colleges in California.

CalSTRS and the Relational Entities are filing this statement jointly due to the Co-Investment Arrangement described below in Item 6.

The Relational Entities and CalSTRS together are the “Reporting Persons”.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Relational Entities is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.
Messrs. Whitworth and Batchelder are citizens of the United States.
The business address for CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, CA 95605.

Item 3.       Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 3,872,391 Shares for total consideration (including brokerage commissions) of $138.6 million derived from their working capital.

Item 4.       Purpose of the Transaction.

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued.  The Reporting Persons believe the Company’s share price does not adequately reflect the potential for significant earnings and cash flow growth as a result of market share gains and operational improvements achieved by management over the past couple of years.  In addition, the Company maintains a cash and short-term investment balance of $921 million as of June 30, 2011, as reported by the Company in its Current Report on Form 8-K filed on August 10, 2011 (the “ August Form 8-K”), representing approximately 40% of the Company’s market capitalization (as of October 12, 2011).

As reported by the Company in its August Form 8-K, management has removed $434 million in costs from the Company’s fixed cost structure since fiscal 2008.  The Reporting Persons believe that this has significantly lowered the Company’s financial risk profile and enhanced the Company’s ability to improve profitability by leveraging its cost structure on incremental sales.  The Company has built a market-leading $14.5 billion automotive backlog including $7.2 billion in the high margin areas of “scalable infotainment” ($4.4 billion) and “branded audio” ($2.8 billion) according to the Company’s fourth quarter, fiscal 2011 slide presentation dated August 10, 2011.  The revenue from new, high-margin scalable infotainment systems should increase significantly from approximately $100 million in fiscal 2012 to approximately $1 billion in fiscal 2014 according to statements by the Company at the Credit Suisse Annual Automotive and Transportation Conference on September 7, 2011.  It is the Reporting Persons’ opinion that this growth coupled with the Company’s newly lowered cost structure will drive improved margins and higher profits.

The Reporting Persons believe forthcoming improvements in a number of areas will further enhance the Company’s equity valuation.  Since their initial investment in November of 2008, the Reporting Persons have maintained a dialogue with the Company’s board and management and have periodically presented their views and concerns regarding (i) capital structure, (ii) capital allocation, (iii) corporate governance, (iv) executive compensation, and (v) investor communications.  The Reporting Persons have recently intensified their communications around certain of these topics and believe the Company has taken, and will continue to take, actions to improve its performance in these areas.

Capital Structure

As of June 30, 2011, the Company maintains $921 million in cash and short-term investments with roughly $400 million in outstanding debt according to the Company’s August Form 8-K.  It is the Reporting Persons’ opinion that a debt balance of $400 million is appropriate as part of the Company’s long-term capital structure.  The Reporting Persons believe the Company’s significant cash balance combined with the expected annual cash flows over the next few years provides, and will continue to provide, a significant amount of excess cash.

Capital Allocation

The Reporting Persons believe that Company’s excess cash position along with the expected annual future cash flows make capital allocation an increasingly important component of equity value creation.  The Reporting Persons believe that historically, the Company has lacked appropriate discipline and process in this area.  The Reporting Persons have been communicating with the Company to help ensure its capital structure is optimized and that the Company has in place capital allocation processes and disciplines to ensure the cash balance and future free cash flows are allocated to the highest and best return alternatives.  Based on the Company’s current valuation, the Reporting Persons believe share repurchases represent a low-risk, high-return hurdle against which all alternative uses of capital must be benchmarked.

Corporate Governance

The Reporting Persons believe a declassification of the board and the addition of independent directors with senior executive level, public company experience would further enhance the Company’s improving governance profile.

Executive Compensation

The Reporting Persons have communicated with the Company’s compensation committee members, compensation consultant, and management regarding optimal executive compensation practices and proposed changes to the current structure.  The Reporting Persons believe the Company should modify its executive compensation plans to increase the weight of “return” metrics that reinforce the importance of disciplined capital deployment.

Investor Communications

On August 10, 2011, the Company announced a new reporting structure that the Reporting Persons believe promotes both greater clarity and improved management accountability.  It is the Reporting Persons’ opinion that given the anticipated profit and margin growth (previously cited) in the Company’s automotive infotainment business due to market share gains and upcoming product launches, the market has undervalued the Company’s largest operation by revenue due in part to a lack of disclosure related to its automotive backlog.  The Company has publicly communicated its intention to provide additional details regarding the timing and pace of its automotive backlog at an upcoming investor event to be held on October 26, 2011 in Nashville, Tennessee.

The Reporting Persons intend to closely monitor the Company’s progress in each of these five areas and may modify their plans accordingly.

The Reporting Persons may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests.  The Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its performance with members of the Company’s board and management.  In addition, the Reporting Persons may communicate with other shareholders, industry participants and other interested parties concerning the Company.  Although the Reporting Persons do not have any current plans, other than the monitoring and communication program outlined above, the Reporting Persons may in the future decide to seek representation on the Company’s board of directors.  Among other factors, the Reporting Persons will consider the Board’s overall progress in considering capital allocation strategies for maximizing shareholder value as a major factor in its decision of whether or not to nominate independent director candidates.

The Reporting Persons may from time to time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 3,872,391 Shares, constituting approximately 5.54% of the outstanding Shares.  The percentage of Shares owned is based upon 69,930,927 Shares reported to be outstanding on August 1, 2011, as set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2011.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	200	0.00%	Sole
MC I	1,673,090	2.39%	Sole
MC II	1,024,140	1.46%	Sole
CalSTRS	1,174,961	1.68%	Shared

RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 2,697,230 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to have indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

CalSTRS beneficially owns the underlying shares identified above and has sole voting authority over such shares. CalSTRS may be deemed to share the dispositive power over 426,506 shares that it beneficially owns with certain of its external asset managers.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           CalSTRS has the sole power to vote or to direct the vote of all of the Shares it beneficially owns as disclosed in item (a).  Except for 426,506 Shares, CalSTRS has the sole power to dispose or to direct the disposition of all Shares it beneficially owns as disclosed in item (a).     CalSTRS shares the power to dispose or to direct the disposition of 426,506 Shares it beneficially owns with certain of its external managers, as follows:

Name of investment manager	Number of shares

BlackRock Institutional Trust Company, N.A.	64,683

Credo Capital Management, LLC	5,751

OakBrook Investments, LLC	800

TCW Asset Management Company	355,272

The principal business of BlackRock Institutional Trust Company, N.A. (“BlackRock”) is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles.   Its business address is 400 Howard Street, San Francisco, CA 94105.  During the last five years, BlackRock has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Credo Capital Management, LLC (“Credo”) is to provide investment advisory services to institutional investors.   Its business address is 225 E. Redwood Street, Suite 201, Baltimore, MD 21202.  During the last five years, Credo has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of Oakbrook Investments, LLC (“OakBrook”) is to specialize in US equity strategies.   Its business address is 2300 Cabot Drive, Suite 300, Lisle, IL 60532.  During the last five years, OakBrook has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of TCW Asset Management Company (“TCW”) is to offer institutional and individual investors a wide array of U.S. Equity, U.S. Fixed Income, Alternative and International strategies.  Its business address is 865 S. Figueroa Street, Suite 1800, Los Angeles, CA 90017.  During the last five years, TCW has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts. Except with respect to the 426,506 shares it beneficially owns with certain of its external managers as disclosed in items (a) and (b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement and beneficially owned by CalSTRS.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Co-Investment Arrangement described herein, the joint filing agreement between and among the Reporting Persons attached hereto as Exhibit B, and investment discretion and voting authority described in Item 2 of this Statement and in the respective limited partnership agreements of the Relational LPs which each contain provisions whereby RILLC may, after certain adjustments and investment performance that exceeds a specified benchmark, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CalSTRS, MC II and RILLC have entered into a Co-Investment Arrangement (the “Co-Investment Arrangement”) as of May 26, 2011, whereby CalSTRS will consider, but is not otherwise obligated to follow, the general voting and purchase and sale recommendations made by RILLC as they relate to the Issuer’s shares covered by the Co-Investment Arrangement.  Each of the Relational Entities and CalSTRS continue to retain their independent rights to vote, hold and dispose of the Issuer shares that they hold.  As of the filing date, 622,900 shares beneficially owned by CalSTRS were subject to this Co-Investment Arrangement.  RILLC does not receive any management fees on these shares, however, it may, after certain adjustments and investment performance that exceeds a specified benchmark, receive a percentage of realized or unrealized profits associated with the investment.

Due to the Co-Investment Arrangement, the Reporting Persons may be deemed to share beneficial ownership over the Shares held by one another. Each of the Reporting Persons, however, disclaims beneficial ownership over the Shares held by all other Reporting Persons.

Item 7.	Material to be Filed as Exhibits
The following Exhibits are filed herewith: Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days. Exhibit B – Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2011

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:		/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

		By:	/s/ Kimberly Y. McDonnell
Kimberly Y. McDonnell, Investment Officer III

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days.

B.	Joint Filing Agreement